FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”) Suite 1920 – 1188 West Georgia Street Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

April 6, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is April 6, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports additional results from drilling from Minera Afrodita’s drilling at the Lucero target in the Cordillera del Condor Project, northern Peru and reports that $3.4 million share purchase warrants were exercised.

Item 5.	Full Description of Material Change

The Issuer reports that it has received additional results from Minera Afrodita's drilling at the Lucero target in the Cordillera del Condor Project, northern Peru. Drilling of surface mineralization continues to intersect consistent gold-copper mineralization to the west of the target and remains open. Highlights include drillhole LUC-021, which intersected 1.26 g/t gold and 0.63% copper from surface to 28.0 metres (Figures 1 and 2). The Issuer has a right to acquire 100% of Minera Afrodita.

The Issuer also announces that a total of 4,843,940 common share purchase warrants have been exercised for net proceeds of $3.44 million. Exercised warrants comprise 4,114,500 common share purchase warrants priced at $0.65 and 729,440 common share purchase warrants priced at $1.05. Shareholders who exercised warrants include Franco- Nevada Corporation, which exercised 1 million common share purchase warrants, 100% of their warrant position.

LUCERO DRILLING

Drilling at Lucero is targeting gold and copper-gold mineralization hosted in skarn, sediments and instrusions (Figure 4). Results have been received for drillholes LUC- 019, -020 and -021 and are outlined below.

Skarn Mineralization – Drillholes LUC-020 and -021 tested near-surface skarn mineralization. Drillhole LUC-021 intersected 1.26 g/t gold and 0.63% copper from surface to 28.0 metres (Figures 1 and 2). Drillhole LUC-020 intersected 0.44 g/t gold and 0.45% copper from surface to 28.2 metres depth (Figures 1 and 3). The skarn mineralization is outcropping at surface and has been subject to post-mineral erosion, such that the skarn thickness varies from 10 metres to 150 metres depending on topography (Figure 4). In the area where drillholes LUC-020 and -021were collared, outcropping skarn-hosted mineralization has been eroded, preserving approximately 30 metres of mineralization. In drillhole LUC-008, previously announced, a thicker section of 60 metres returned 0.88 g/t gold and 0.53% copper (News Release NR11-01). Results are pending for drillholes LUC-022 and -023, which tested the thickness and continuity of mineralization as drilling continues to move westward.

Porphyry Copper-Gold Mineralization – Drillhole LUC-019 is the first drillhole testing for copper-gold porphyry mineralization at depth, collaring at the southern extent of the drilled area (Figure 1). The drillhole intersected 400 hundred metres of potassic-altered granodiorite, which contained trace amounts of fine disseminated copper mineralization (chalcopyrite) throughout. No potentially economic grades were intersected but the alteration and consistent low-grade mineralization intersected is consistent with a porphyry hosted system and is encouraging. Drillholes LUC-024 and -025 are in progress in the northern portion of the Lucero target. These drillholes are testing sediment-hosted and porphyry copper-gold targets.

Figure 1: Drilling Completed at Lucero with significant intersections in drillholes LUC-020 and -021

Figure 2: Section 1200 East including LUC-020 results

Figure 3: Section 1300 East including LUC-021 results

Figure 4. Schematic deposit model for Lucero, illustrating the three targets at Lucero and their interrelationship. Skarn mineralization overlies broader disseminated copper-gold mineralization, which in turn overlies a more horizontally restricted, but potentially vertically more extensive and overall larger tonnage, porphyry copper-gold system.

ONGOING WORK

Drilling at Lucero is ongoing with drillholes LUC-024 and LUC-025 in progress testing porphyry potential to the north. Drilling at Cobrecon will begin in the coming days, where multiple porphyry-style copper targets have been delineated. Regional work is also ongoing with Targets T5 and T6 currently being evaluated with surface samples.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc's Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

April 21, 2011